UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Superior Essex Inc.

(Name of Subject Company (Issuer))

Cyprus Acquisition Merger Sub, Inc.

and

LS Cable Ltd.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86815V105

(CUSIP Number of Class of Securities)

Choong-hyun Kim

LS Cable Ltd.

15F, LS Tower, 1026-6 Hogye-dong, Dongan-gu

Anyang-si, Gyeonggi-do

Korea 431-080

+ 82-2-2189-9114

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow, Esq.

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 929,754,540	$36,539.35

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 21,055,584 shares of common stock, par value $0.01 per share, of Superior Essex Inc. outstanding on a fully diluted basis, consisting of: (a) 19,733,803 shares of common stock issued and outstanding, and (b) 927,409 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options and other equity-based awards, and (ii) the tender offer price of $45.00 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Cyprus Acquisition Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect subsidiary of LS Cable Ltd., a corporation organized under the laws of the Republic of Korea (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Essex Inc., a Delaware corporation (the “Company”), at a price of $45.00 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in response to Items 1 through 11 of this Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of June 11, 2008, between the Company and Parent (as joined by Purchaser pursuant to a Joinder Agreement dated as of June 30, 2008, the “Merger Agreement”), are attached as Exhibit (d)(1)(A) and Exhibit (d)(1)(B), respectively, to this Schedule TO. On or about July 2, 2008, Parent is expected to effect an internal corporate structure change (the “Corporate Structure Change”). Parent will change its name from “LS Cable Ltd.” to “LS Corp.” and transfer the assets and liabilities of its wire and cable business into a newly established wholly owned subsidiary to be named “LS Cable Ltd.,” which we refer to in this Schedule TO as “New LS Cable.” Pursuant to the Merger Agreement, upon the effectiveness of the Corporate Structure Change, New LS Cable, Parent, Purchaser and the Company will enter into an Assignment and Joinder Agreement to be dated on or about July 2, 2008 (the “Assignment and Joinder Agreement”) pursuant to which (a) Parent will assign its rights and obligations under the Merger Agreement to New LS Cable, and (b) Parent and New LS Cable will be jointly and severally liable for Parent’s obligations under the Merger Agreement. The form of the Assignment and Joinder Agreement is attached as Exhibit (d)(1)(C) to this Schedule TO. The Merger Agreement and the Assignment and Joinder Agreement are incorporated herein by reference in response to Items 4 through 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

Paragraph (a)(5) of Item 1011 of Regulation M-A is not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 1, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of press release issued by Parent and the Company, dated June 11, 2008 (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on June 11, 2008)

(a)(1)(G)	Text of press release issued by Parent on July 1, 2008

(a)(1)(H)	Form of summary advertisement, published July 1, 2008

(b)(1)	Mandate Letter for the Bridge Term Loan Facility and Term Loan Facility, dated as of June 30, 2008, between Parent and The Korea Development Bank, Hana IB Securities Inc. and Kookmin Bank, as Mandated Lead Arrangers, and The Korea Development Bank, Hana Bank and Kookmin Bank, as Underwriters

(b)(2)	Commitment Letter for Senior Credit Facilities, dated as of June 10, 2008, between Parent and Bank of America, N.A., as Administrative Agent, and Banc of America Securities LLC, as Lead Arranger

(b)(3)	Commitment Letter for Hana Parent Facility, dated as of June 9, 2008, between Parent and Hana Bank

(b)(4)	Commitment Letter for KDB Parent Facility, dated as of June 10, 2008, between Parent and The Korea Development Bank

(b)(5)	Commitment Letter for Hana Holdco Facility, dated as of June 9, 2008, between Parent and Hana Bank

(b)(6)	Commitment Letter for Kookmin Holdco Facility, dated as of June 9, 2008, between Parent and Kookmin Bank

(d)(1)(A)	Agreement and Plan of Merger, dated as of June 11, 2008, between Parent and the Company

(d)(1)(B)	Joinder Agreement, dated as of June 30, 2008, among Purchaser, Parent and the Company

(d)(1)(C)	Form of the Assignment and Joinder Agreement, to be entered into on or about July 2, 2008, among Purchaser, New LS Cable, Parent and the Company

(d)(2)(A)	Confidentiality Agreement, dated as of April 22, 2008, between Parent and the Company

(d)(2)(B)	Nondisclosure Agreement, dated as of June 25, 2008, between Parent and the Company

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cyprus Acquisition Merger Sub, Inc.

By:	/s/ Choong-hyun Kim
Name:	Choong-hyun Kim
Title:	President

LS Cable Ltd.

By:	/s/ Chayol Koo
Name:	Chayol Koo
Title:	Vice Chairman and CEO

Dated: July 1, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 1, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of press release issued by Parent and the Company, dated June 11, 2008 (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on June 11, 2008)

(a)(1)(G)	Text of press release issued by Parent on July 1, 2008

(a)(1)(H)	Form of summary advertisement, published July 1, 2008

(b)(1)	Mandate Letter for the Bridge Term Loan Facility and Term Loan Facility, dated as of June 30, 2008, between Parent and The Korea Development Bank, Hana IB Securities Inc. and Kookmin Bank, as Mandated Lead Arrangers, and The Korea Development Bank, Hana Bank and Kookmin Bank, as Underwriters

(b)(2)	Commitment Letter for Senior Credit Facilities, dated as of June 10, 2008, between Parent and Bank of America, N.A., as Administrative Agent, and Banc of America Securities LLC, as Lead Arranger

(b)(3)	Commitment Letter for Hana Parent Facility, dated as of June 9, 2008, between Parent and Hana Bank

(b)(4)	Commitment Letter for KDB Parent Facility, dated as of June 10, 2008, between Parent and The Korea Development Bank

(b)(5)	Commitment Letter for Hana Holdco Facility, dated as of June 9, 2008, between Parent and Hana Bank

(b)(6)	Commitment Letter for Kookmin Holdco Facility, dated as of June 9, 2008, between Parent and Kookmin Bank

(d)(1)(A)	Agreement and Plan of Merger, dated as of June 11, 2008, between Parent and the Company

(d)(1)(B)	Joinder Agreement, dated as of June 30, 2008, among Purchaser, Parent and the Company

(d)(1)(C)	Form of the Assignment and Joinder Agreement, to be entered into on or about July 2, 2008, among Purchaser, New LS Cable, Parent and the Company

(d)(2)(A)	Confidentiality Agreement, dated as of April 22, 2008, between Parent and the Company

(d)(2)(B)	Nondisclosure Agreement, dated as of June 25, 2008, between Parent and the Company

(g)	Not applicable

(h)	Not applicable